Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends(1)

	Sprague Resources LP		Predecessor
	2014(2)	2013(2)	2012	2011	2010
	($ in thousands)
Earnings:
Income (loss) before income taxes and equity in net income (loss) of affiliate	$128,323	$(25,579)	$(14,618)	$42,586	$28,132
Add:
Interest and debt expense(3)	29,651	30,914	23,960	24,049	21,897
Estimated interest factor in rental expense(4)	3,473	2,364	2,167	2,468	2,334

Total earnings	$161,447	$7,698	$11,509	$69,103	$52,363

Fixed Charges:
Interest and debt expense(3)	$29,651	$30,914	$23,960	$24,049	$21,897
Estimated interest factor in rental expense(4)	3,473	2,364	2,167	2,468	2,334

Total fixed charges	$33,124	$33,276	$26,127	$26,517	$24,231

Ratio of Earnings to Fixed Charges(5)	4.9	—	—	2.6	2.2

(1)	For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.
(2)	Immediately prior to the completion of our initial public offering, Axel Johnson contributed to Sprague Canadian Properties, LLC, a wholly owned subsidiary of Sprague Holdings, all of its ownership interests in 9047-1137 Quebec Inc. (“Kildair”). On December 9, 2014, we acquired all of the equity interests in Kildiar. As this transaction represents a transfer of entities under common control, our financial statements and related information included or incorporated herein have been recast to include the historical results of Kildair for all periods presented where Kildair was controlled by Axel Johnson.
(3)	Interest and debt expense includes amortization expense for debt costs.
(4)	Fixed charges include the portion of rent expense that management believes is representative of the interest component.
(5)	For the years ended December 31, 2013 and 2012, our earnings were insufficient to cover fixed charges by $25.6 million and $14.6 million, respectively.